SEC

19007898

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SEC Mail Processing
MAR 01 2019
Washington, DC

SEC FILE NUMBER
8-51721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Reid & Rudiger LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Broad Street, Ste 28C, 28th Floor
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Harrison 212-785-0500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route One, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Marc Harrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Reid & Rudiger LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELLI MEZZATESTA
NOTARY PUBLIC-STATE OF NEW YORK
No. 01ME6092532
Qualified in Richmond County
My Commission Expires 5-19-19

Signature

MANAGING DIRECTOR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reid & Rudiger, LLC
Index to the Financial Statements
December 31, 2018

Table of Contents

	Page
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6-8
Supplemental Information	
Schedule I - Computation of Net Capital under SEC Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3	11
Report of Independent Registered Public Accounting Firm	12
Exemption Report	13

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reid & Rudiger LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Reid & Rudiger LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of the Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

Reid & Rudiger, LLC
Statement of Financial Condition
December 31, 2018

ASSETS	
Cash	$ 499,596
Receivable from clearing broker	304,919
Clearing deposit	50,000
Property and equipment, net of depreciation of $31,584	12,265
Security deposit	40,000
Total Assets	$ 906,780
LIABILITIES AND MEMBER'S EQUITY	
Liabilities:	
Accounts payable and accrued expenses	$ 9,283
Total Liabilities	9,283
Contingencies	
Member's Equity	897,497
Total Liabilities and Member's Equity	$ 906,780

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Income
For the Year Ended December 31, 2018

Revenues:	
Commissions	$ 6,004,969
Other revenue	481,156
Total revenues	6,486,125
Costs and Expenses:	
Compensation and benefits	3,863,740
Clearing expenses	77,642
Commission expense	1,187,804
Computer and telecommunications expense	51,213
Depreciation expense	20,872
Professional fees	71,666
Rent and utilities	176,672
Office supplies and expense	78,932
Telephone	19,341
Postage and delivery	31,780
Registration and licenses	65,974
Quotations and research	53,840
Insurance	85,978
Travel	98
Entertainment and promotion	8,346
Seminars and training	1,440
SIPC fee	2,466
Bank charges	694
Total expenses	5,798,498
Net income	$ 687,627

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2018

	Total Member's Equity
Balances - January 1, 2018	$ 705,870
Member's distribution	(496,000)
Net income	687,627
Balance, December 31, 2018	$ 897,497

The accompanying notes are an integral part of this statement.

Reid & Rudiger, LLC
Statement of Cash Flows
For the Year Ended December 31, 2018

Cash Flows Provided by Operating Activities	
Net income	$ 687,627
Depreciation	20,872
Adjustments to reconcile net income to:	
Increase in receivable from broker	(189,505)
Decrease in prepaid expenses	19,463
Decrease in accounts payable and accrued expenses	(24,045)
Net Cash Provided by Operating Activities	514,412
Cash Flows from Investing Activities:	
Cash Flows from Financing Activities	
Member's distribution	(496,000)
Net Cash Used in Financing Activities	(496,000)
Net Increase in Cash	18,412
Cash at beginning of the year	481,184
Cash at end of the year	$ 499,596

The accompanying notes are an integral part of this statement.

1. ORGANIZATION AND NATURE OF BUSINESS

Reid & Rudiger LLC, ("Company") a Delaware Limited Liability Company formed March 18, 1998, commenced operations November 1, 1999 and is doing business as a retail brokerage firm. The Company is wholly-owned by Evermore Holdings, LLC and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses another securities firm for clearing transactions.

Pursuant to an agreement between the Company and RBC Correspondent Services (RBC), securities transactions of the Company are cleared through RBC and the customers of the Company are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, is carried by RBC.

2. SIGNIFICANT ACCOUNTING POLICIES

Recent accounting pronouncements

In February 2016, the FASB issued ASU 2016-02, "Leases Topic 842." The amendments in this update require, among other things, that lessees recognize the following for all leases (with the exception of leases with a duration of less than 12 months] at the commencement date: (1] a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (2] a right-to-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. Lessees and lessors must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The standard is effective beginning after December 15, 2018. The Company is currently evaluating the new guidance to determine the impact it will have on its financial statements and has elected not to adopt this ASU early in these financial statements.

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Profits and losses from commissions realized on agency transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The financial statements of the Company are prepared on the accrual basis of accounting. Accordingly, fee income is recognized when earned.

The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Receivable from Clearing Broker

Receivable from clearing broker consists of money due from the Company's clearing broker (RBC) for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2018. The amount due from the clearing broker (RBC) is $304,919.

Clearing Deposit

The Company maintains a separate account with a cash balance of $50,000 with its clearing broker.

Other Revenue

Included in other revenue in the statement of operations is approximately $452,000 of interest income pursuant with an interest sharing agreement with its clearing broker.

Income Taxes

The Company is a limited liability Company taxed as a disregarded entity and, therefore, the accompanying financial statements do not include any provision for federal or state income taxes. The Company files a consolidated tax return with its parent company, Evermore Holdings, LLC and the members of Evermore Holdings, LLC are individually responsible for reporting their share of the Company's income or loss.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is a member of the FINRA and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $845,232, which was $840,232 in excess of the amount required.

4. COMMITMENTS

Customer Transactions

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions. The Company does not anticipate non-performance by customers or counterparties in the above situations. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. LEASING ARRANGEMENTS

The Company entered into a lease to occupy a portion of the 28th floor at 55 Broad Street in New York City. The prior lease, dated June 11, 2013, covered the period ending August 31, 2016. The lease, as modified on July 10, 2014, covers the three-year period from September 1, 2016 to August 31, 2019. The monthly rent for the period ending August 31, 2019 will be $12,565.50 for the remainder of the period, which ends August 31, 2019.

The aggregate minimum annual rent commitment is as follows, exclusive of escalation charges:

Year	Amount
2019	$ 100,524

The Company posted a $40,000 security deposit for the lease.

6. PROPERTY AND EQUIPMENT

There were no purchases of property and equipment during 2018. The depreciation for the year was $20,872 under the straight line method where furniture & fixtures are depreciated over 7 years and computers are depreciated over 5 years..

7. CONCENTRATION OF CREDIT RISK

The Company maintains its cash balances at two financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. Management regularly monitors the financial condition of this institution in order to keep the potential risk to a minimum.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date on which the financial statements were issued. Management is not aware of any subsequent events that require recognition or disclosure in the financial statements.

Reid & Rudiger, LLC
Schedule I - Computation of Net Capital Under S.E.C. Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2018

NET CAPITAL	
Total member's equity	$ 897,497
Deductions and/or charges:	
Non-allowable assets:	
Property & equipment	(12,265)
Security deposit	(40,000)
Net capital before haircuts on securities positions	845,232
Haircuts on securities positions	-
Undue concentration	-
Net Capital	$ 845,232
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 9,283
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 619
Minimum net capital required	$ 5,000
Excess net capital	$ 840,232
Net capital less greater of 10% of total A1 or 120% of minimum net capital	$ 839,232
Percentage of aggregate indebtedness to net capital is	.01 to 1

There are no material differences between the December 31, 2018 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA and the computation above.

See report of independent registered public accounting firm.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2018

Reid & Rudiger, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

A computation of reserve requirements is not applicable to Reid & Rudiger LLC, as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of December 31, 2018

Information relating to possession or control requirements is not applicable to Reid & Rudiger LLC, as the Company qualifies for exemption under rule 15c3-3(k)(2)(ii).

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
(732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Reid & Rudiger LLC

We have reviewed management's statements, included in the accompanying Reid & Rudiger LLC Exemption Report under SEA Rule 17a-5(d)(4), in which (1) Reid & Rudiger LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Reid & Rudiger LLC claimed an exemption from 17 C.F.R. § 240. 15c3-3: (2)(*ii*) (the "Exemption Provisions") and (2) Reid & Rudiger LLC stated that Reid & Rudiger LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. Reid & Rudiger LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Pubic Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Reid & Rudiger, LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(*ii*) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
February 28, 2019

We, as management of Reid & Rudiger LLC (the “Company”), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i).

The Company met the identified exemption provision without exception throughout the period ending December 31, 2018.

By: ______________________
Marc Harrison

Date: 2/27/19